Filed by PMC Commercial Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PMC Commercial Trust

Registration Statement No. 333-190934

FOR IMMEDIATE PRESS RELEASE

FOR:	PMC COMMERCIAL TRUST	CONTACT: Investor Relations
	17950 Preston Road, Suite 600	972-349-3235
	Dallas, TX 75252	www.pmctrust.com

PMC COMMERCIAL TRUST ANNOUNCES

2013 DIVIDEND ALLOCATION

Dallas, Texas	January 17, 2014

PMC Commercial Trust; NYSE MKT (Symbol: “PCC”), a Real Estate Investment Trust, announced the characterization of dividends declared during 2013 for income tax reporting purposes. Dividends declared during 2013 are delineated as follows:

Type	Record Dates	Paid Dates	Dividend Per Share	Qualified Dividend	Non- Qualified Dividend	Non-Taxable Return of Capital
Regular	3/28/2013	4/8/2013	$0.125	—	—	$0.125
Regular	6/28/2013	7/8/2013	$0.125	—	—	$0.125
Regular	9/30/2013	10/7/2013	$0.125	—	—	$0.125
Regular	12/31/2013	1/6/2014	$0.125	—	—	$0.125

			$0.500	—	—	$0.500

The dividend for shareholders of record as of December 31, 2013, will be reported on shareholders’ year 2013 Form 1099. Shareholders should consult their own tax advisor as to the tax treatment of their dividends.

PMC Commercial Trust’s CUSIP number is 693434102.

TERMINOLOGY

Terms used in this communication shall have the meanings ascribed to them in PMC Commercial Trust’s Proxy Statement/Prospectus dated December 30, 2013.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a substitute for the Registration Statement on Form S-4 (File No. 333-190934) that PMC Commercial filed with the SEC in connection with the proposed Merger with CIM REIT and their respective subsidiaries, or the definitive Proxy Statement/Prospectus sent to shareholders of PMC Commercial on or about January 6, 2014 seeking their approval of the Share Issuance Proposal and the Merger-Related Compensation Proposal described therein. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS DATED DECEMBER 30, 2013, WHICH WAS SENT TO SHAREHOLDERS ON OR ABOUT JANUARY 6, 2014, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS.

Investors and security holders can obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by PMC Commercial through the web site maintained by the SEC at www.sec.gov and that maintained by PMC Commercial Trust at www.pmctrust.com.

In addition, investors and security holders can obtain free copies of the Proxy Statement/Prospectus from PMC Commercial by contacting PMC Commercial Trust, Attn: Investor Relations, 17950 Preston Road, Suite 600, Dallas, Texas 75252.

PMC Commercial and its trust managers and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger contemplated by the Merger Agreement. Information regarding PMC Commercial’s trust managers and executive officers is contained in the Proxy Statement/Prospectus dated December 30, 2013, as well as in PMC Commercial’s Annual Report on Form 10-K for the year ended December 31, 2012, and in its definitive proxy statement dated April 29, 2013, all of which are filed with the SEC. As of December 30, 2013, PMC Commercial’s trust managers and executive officers beneficially owned as a group approximately 481,773 Common Shares, or approximately 4.5% of PMC Commercial’s Common Shares.

FORWARD-LOOKING STATEMENTS

The information set forth herein (including information included or referenced herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect PMC Commercial’s and CIM REIT’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the Merger contemplated by the Merger Agreement will be consummated, PMC Commercial’s and CIM Group’s plans for the merged company, market and other expectations, objectives, intentions, as well as any expectations with respect to the merged company, including regarding valuations, future dividends, estimates of growth, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the proposed Merger due to the failure to obtain PMC Commercial shareholder approval for the related transactions or the failure to satisfy other conditions to completion of the transactions, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; (3) risks related to disruption of management’s attention from ongoing business operations due to the Merger; (4) the effect of the announcement of the proposed Merger on PMC Commercial’s or CIM Urban REIT’s relationships with its customers, investors, tenants, lenders, operating results and business generally; (5) risks related to substantial expenditures with respect to the Merger, which may or may not be reimbursable in the event of the termination of the Merger Agreement; (6) the outcome of any legal proceedings relating to the Merger; and (7) risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in PMC Commercial’s filings with the SEC, which are available at the SEC’s website at www.sec.gov and on PMC Commercial’s website at www.pmctrust.com, including those set forth in PMC Commercial’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. PMC Commercial and CIM Group disclaim any obligation to update and revise statements contained herein or the materials referenced herein based on new information or otherwise.